Exhibit (a)(1)(k)

Press release

Contacts:

Helen Kendrick, SunPower Corp.

hkendrick@SunPowercorp.com

+1-408-240-5585

Investor Relations, Total

+33-1-47-44-58-53

Final results of Total’s Friendly Tender Offer on SunPower

PARIS and SAN JOSE, Calif., June 21, 2011 – Total (CAC: TOTF.PA) and SunPower Corp. (NASDAQ: SPWRA, SPWRB) today announced the final results of Total’s all-cash tender offer on SunPower and confirmed the success of the transaction. As a result of completing the tender offer, Total owns 60 percent of both SunPower’s Class A and Class B common stock.

Based on the final count by Computershare Trust Company, N.A., the depositary for the offer, 37,009,624 shares of Class A common stock and 38,732,300 shares of Class B common stock were validly tendered and not properly withdrawn (including shares validly tendered pursuant to guaranteed delivery procedures).

Accordingly, Total has accepted for payment an aggregate of 34,756,682 shares of Class A common stock and 25,220,000 shares of Class B common stock (including 30,220,701 shares of Class A common stock and 25,220,000 shares of Class B common stock previously announced as having been accepted) at a purchase price of $23.25 per share, for a total cost of approximately $1.4 billion.

The depositary has calculated the final proration factor to be approximately 93.9 percent for the Class A common stock and 65.1 percent for the Class B common stock (including shares validly tendered pursuant to guaranteed delivery procedures).

The depositary will promptly issue payment for the shares validly tendered and accepted for purchase under the tender offer and will return all other tendered shares.

SunPower’s shares will continue to trade on NASDAQ under the symbols “SPWRA” and “SPWRB.”

About SunPower

SunPower Corporation (Nasdaq: SPWRA, SPWRB) designs, manufactures and delivers the highest efficiency, highest reliability solar panels and systems available today. Residential, business, government and utility customers rely on the company’s quarter century of experience and guaranteed performance to provide maximum return on investment throughout the life of the solar system. Headquartered in San Jose, Calif., SunPower has offices in North America, Europe, Australia and Asia. For more information, visit www.sunpowercorp.com.

About Total

Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals.

As an energy producer and provider, Total is striving to diversify its supply to help meet growing energy demand in the long term. The Group is notably investing and actively taking part in a number of renewable R&D projects, such as solar and biofuels.

Total has been active in solar energy since 1983. Through its joint venture affiliates Tenesol and Photovoltech, Total has built strong expertise all along the photovoltaic solar power chain to make this technology more reliable, efficient and competitive. Tenesol is a leading French solar panel manufacturer with an industrial footprint in Toulouse (France) and Cape Town (South Africa). Total is also a large minority shareholder in US technology companies like Konarka, which develops products based on organic solar technologies, and AE Polysilicon, which specializes in a new solar polysilicon production technology. For more information, visit www.Total.com.

SunPower is a registered trademark of SunPower Corp. All other trademarks are the property of their respective owners.

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